

October 5, 2011

Via E-mail
Xiaobin Liu, CEO
Gulf Resources, Inc.
99 Wenchang Road, Cheming Industrial Park,
Shouguang City
Shandong, China F4 262714

>   **Re: Gulf Resources, Inc. File No. 1-34499**
>   **December 31, 2010 Form 10-K Filed March 16, 2011**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 29, 2011**
>   **March 31, 2011 Form 10-Q Filed May 16, 2011**
>   **June 30, 2011 Form 10-Q Filed August 16, 2011**

Dear Mr. Liu :

        We have reviewed your filings and your letters dated July 29, 2011, and September 13, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by amending your March 31, 2011, Form 10-Q, and by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances then please tell us why in your response. After reviewing your amendment and the information you provide in response to these comments, we may have additional comments.

Prior Comments 2 and 14

1. Please confirm that you will include this information in future filings.

Prior Comment 12

2. The Land Use Right certificate you have provided indicates an expiration date of 2056, yet your disclosure on pages 20 to 22 in your most recent 10-K indicates an expiration date ranging from 2052 to 2060. Please advise.

3. Please clarify that the Mining Permit submitted to the Commission is for plants 1 to 4. Additionally please explain the difference between your actual bromine production and the production scale listed on your Mining Permit.

4. We note that your Land Use Right indicates you are permitted for 10,790 square meters and that your Mine Permit area indicates you are permitted 52.27 square kilometers. Please tell us why your Land use Right appears to be smaller than your Mine Permit area.

Prior Comment 18

5. Please provide us with a revised draft disclosure explaining to investors how you determined that inflation did not materially impact either your revenues or expenses between 2008-2011. We understand that the PRC has been impacted by inflation and we also note the corresponding disclosure on page 13 of your 10-K. We also understand that your 2010 cost of net revenue increased 31% even though the volume of bromine sold decreased by .7% and salt volume increased by only 3.8%. Therefore it would appear that inflation may have materially impacted your cost of net revenue. If you are unable to quantify the impact of inflation on your operating results, then please provide a narrative disclosure that clearly communicates whether there were any known material rate increases during the periods presented i.e. energy prices, wage increases, raw material price increases, rent, etc. For example, absent inflation, it is unclear why your bromine segment electricity expense increased 35% in 2010 given that the local government actually "restricted the supply of electricity to your factories during 2010". As previously requested, the required disclosure should also be provided in your future filings.

Prior Comment 19

6. In future filings, please reclassify the 2009 crude salt segment's resource tax expense from the general and administrative account to the cost of net revenue account, consistent with your 2010 presentation. This inconsistency impairs the comparability of your comparative financial statements. See the analogous guidance in ASC 250-10-45.

Prior Comment 21

7. Please clarify your statement that 2009 and 2010 bromine and salt operations capital expenditures "were to stabilize their production". Further, please tell us the extent to which any of your capital expenditures during these periods were paid to related parties.

Prior Comment 23

8. As previously requested, please provide an expanded and informative disclosure in MD&A about the relevant market conditions which precipitated the significant increase in 2010 bromine prices. For example, if there was an increase in PRC bromine consumption during 2010, then please elaborate on the factors which precipitated this increase. It is not clear whether certain industries were primarily responsible for the increased demand or whether the impact of each industry (real estate, apparel, pesticides, oil and gas, etc.) was generally equivalent. If bromine supply decreased or remained constant, then please disclose the known factors that constrain the bromine supply. It is not clear whether PRC bromine consumption is primarily supplied through domestic or foreign bromine supplies. Further, it is not clear whether there have been any recent discoveries of material bromine reserves either in the PRC or globally. It is not clear whether there are material barriers to entry in the PRC bromine production business. Further, the existing disclosure does not identify any known factors that can adversely impact the market price of bromine in the PRC. A discussion of changes in global and regional bromine reserves and in the availability of bromine alternatives (phosphorus-based and mineral-based flame retardants) would appear relevant. See Section 501.12.b of the Financial Reporting Codification.

Prior Comment 29

9. We understand that nearly 100% of your cash balance is deposited with the Yangkou office of the Industrial & Commercial Bank of China. In future filings, please disclose the identity of your

depository institution either in financial statement note 1(g) or in MD&A so that readers can fully understand the accompanying concentration of credit risk.

Prior Comment 30

10. As previously requested, please disclose in MD&A the specific reasons why your receivables have increased at a greater rate than sales. For example, we note that your ratio of receivables to quarterly sales has increased in each of your last 3 quarters -- from .30 at September 30, 2010 to .70 at June 30, 2011. The increase in your June 30, 2011 receivables caused a 30% reduction in your operating cash flow. Consequently, a substantive and informative explanation in MD&A is required. The disclosure should also address whether there was any material change in your revenue recognition policies and/or the aging of your receivables during the period. Please provide us with a draft of a responsive disclosure corresponding to your June 30, 2011 financial statements.

Prior Comment 32

11. It remains unclear why your December 31, 2010 inventory increased 312% from December 31, 2009 whereas your 2010 fourth quarter sales increased only 26% over 2009. As previously requested, please fully explain this disparity in MD&A. Your disclosure should also quantify the impact of the 2 accounting changes identified in your response. Please provide us with your draft response and also the disclosures required by ASC 250.

Prior Comment 35

12. Please file a response to our prior comment.

Prior Comment 42

13. You state that 2010 repairs and maintenance expense was only $211,649 whereas your gross PP&E balance was $136.9 million. Absent a substantive disclosure to the contrary, it appears that you may be capitalizing costs that should be expensed pursuant to your stated accounting policy. It is not clear why the expense would be so low given your disclosure on pages 19 and 20 of your 10K regarding your equipment maintenance requirements and expected annual costs of $6 million per year. Please explain how your accounting complies with U.S. GAAP and/or revise your financial statements as necessary.

Prior Comment 46

14. It does not appear that you have any employees with significant experience or training in U.S. GAAP and that you primarily rely on outside consultants to prepare your U.S. GAAP financial statements. In future filings, please expand the Sarbanes-Oxley risk factor on page 15 of your 10-K to clearly disclose this information so that readers can better assess the stated risk.

15. In your form 8-K filed March 4, 2011, you state that you changed your internal controls in response to work performed by Deloitte in 2010 and 2011. However, in both your form 10-K and in your March 31, 2011 form 10-Q you state that no material changes in internal controls were made. In order for us to understand this apparent inconsistency, please describe for us the "improvement areas identified by Deloitte" that you reference in the 8-K. Fully explain why the responsive changes you made were not disclosed in light of your statement that Deloitte's recommendations improved your internal controls. We may have further comment.

16. In your December 14, 2010 form 8-K, you state that the 2009 revenues reported in your tax filing was consistent with the 2009 revenues reported in your Annual Report "after taking into account the U.S. GAAP adjustments". Please describe for us these GAAP adjustments.

Prior Comment 47

17. Please file a response to our prior comment. Fully explain your relevant calculations.

Prior Comment 48

18. We note your response to comment 48 in our letter dated July 15, 2011. We reissue the comment in part as you continue to modify the language in paragraph 4(d) of the certifications by removing the parenthetical clause "(the registrant's fourth fiscal quarter in the case of an annual report)." In future filings, including your amendment to Form 10-Q for the quarter ended March 31, 2011, please use the exact form of certification specified in Item 601(b)(31) of Regulation S-K.

Prior Comment 58

19. Please confirm that for the year ended December 31, 2010 you computed the aggregate grant date fair value for the reported option awards in accordance with FASB ASC 718.

Prior Comment 63

20. Please amend your Form 10-Q to include the revised Item 4 language provided in Exhibit B of your letter dated July 29, 2011. In the revised Item 4 disclosure and in future filings, please state clearly whether the material weakness still exists. Regarding your changes in internal controls disclosure, when you disclose that there have been changes, as you do for the quarter ended March 31, 2011, please refrain from qualifying the disclosure with language such as "Except as described above," or similar qualifications.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone, Staff Attorney, at (202) 551-3262, or Dieter King, Staff Attorney, at (202) 551-3338, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief